FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-6 or 15d-16
of the Securities Exchange Act of 1934

For the quarter ended: September 2003

001-31609
(Commission File Number)

Telkom SA Limited
(Translation of registrant’s name into English)

Telkom Towers North
152 Proes Street
Pretoria 0002
The Republic of South Africa
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  ☐

     Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

SIGNATURE
Exhibit 99.1
Exhibit 99.2
Exhibit 99.3
Exhibit 99.4
Exhibit 99.5
Exhibit 99.6

     On July 15, 2003, Telkom SA Limited (“Telkom”) issued a press release announcing that Telkom’s Chief Financial Officer, Anthony Lewis, would be returning to SBC Communications Inc and would resign as CFO, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

     On August 4, 2003, Telkom posted its Annual Report for the year ended March 2003 to shareholders, including the Notice of the 11th Annual General Meeting of Shareholders of Telkom and the Form of Proxy for the Annual General Meeting, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference. The annual report contains forward-looking statements regarding Telkom and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

     On August 21, 2003, Telkom issued an announcement stating that the 11th Annual General Meeting of Telkom shareholders had been postponed, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

     On August 25, 2003, Telkom issued a press release announcing that Telkom’s joint venture, Vodacom Group (Proprietary) Limited (“Vodacom”), planned to launch operations in Mozambique, a copy of which is attached hereto as Exhibit 99.4 and is incorporated herein by reference. The press release contains forward-looking statements regarding Telkom and Vodacom and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

     On September 8, 2003, Telkom issued an announcement to the JSE Securities Exchange, South Africa, notifying directors dealing in Telkom securities, a copy of which is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

     On September 17, 2003, Telkom issued a press release announcing Telkom’s Chief Financial Officer and alternate director, Anthony Lewis, had resigned with effect from 17 September 2003, a copy of which is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Exhibit	Description

99.1	Press release, dated July 15, 2003, issued by Telkom SA Limited (“Telkom”), announcing that Telkom’s Chief Financial Officer, Anthony Lewis, would be returning to SBC Communications Inc and would resign as CFO.

99.2	Telkom Annual Report for the year ended March 2003, including the Notice of the 11th Annual General Meeting of Shareholders of Telkom and the Form of Proxy for the Annual General Meeting, posted to shareholders on August 4, 2003.

99.3	Announcement, dated August 21, 2003, issued by Telkom, relating to the postponement of the 11th Annual General Meeting of Telkom shareholders.

99.4	Press release, dated August 25, 2003, issued by Telkom, announcing that Telkom’s joint venture, Vodacom, planned to launch operations in Mozambique.

99.5	Announcement, dated September 8, 2003, issued by Telkom to the JSE Securities Exchange, South Africa, providing notification of directors dealings in Telkom securities.

99.6	Press release, dated September 17, 2003, issued by Telkom, Telkom’s Chief Financial Officer and alternate director, Anthony Lewis, had resigned with effect from 17 September 2003.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELKOM SA LIMITED

By:	/s/ Sizwe Nxasana Sizwe Nxasana Chief Executive Officer (principal executive officer)

Date:  September 29, 2003